Exhibit 21

KID BRANDS, INC. AND SUBSIDIARIES

COMPANY NAME	JURISDICTION OF ORGANIZATION
Kid Brands, Inc.	New Jersey
Kids Line, LLC	Delaware
Kid Brands Australia Pty Ltd.	Victoria, Australia
Kids Line UK Limited	England
Sassy, Inc.	Illinois
I & J HoldCo, Inc.	Delaware
LaJobi, Inc.	Delaware
CoCaLo, Inc.	California
I&J Quality Co., Ltd.	Thailand
I&J International (Hong Kong) Limited	Hong Kong
I&J Quality Consulting (Shenzhen) Co., Ltd.	PRC (Shenzhen)
RB Trademark Holdco, LLC	Delaware
Russ Berrie& Co. West (inactive)	California
BOA Done, Inc. (inactive)	West Virginia
P/F Done, Inc. (inactive)	Pennsylvania
Fluf N’ Stuf, Inc. (inactive)	Pennsylvania
RBTACQ, Inc. (inactive)	Ohio
RBCACQ, Inc. (inactive)	California
Russ Berrie (Holdings) Limited (inactive)	England
Russ Berrie (Benelux) B.V. (inactive)	Holland